UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

Urgent.ly Inc.

(Name of Subject Company (Issuer))

Medford Hawk, Inc.

(Name of Filing Person (Offeror))

Agero, Inc.

(Name of Filing Person (Parent of Offeror))

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

916931207

(CUSIP Number of Class of Securities)

Peter Necheles

Chief Legal Officer

400 Rivers Edge Drive

Medford, MA 02155

781-393-9300

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Mark B. Stein, Esq.

Robert W. Dickey, Esq.

Morgan, Lewis & Bockius LLP

101 Park Avenue

New York, NY 10178

(212) 309-6000

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 to Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Amendment No. 2”) is being filed by Medford Hawk, Inc., a Delaware corporation (the “Offeror”), and Agero, Inc., a Nevada corporation (“Parent”) amends and supplements the Tender Offer Statement on Schedule TO previously filed by the Offeror and Parent, with the U.S. Securities and Exchange Commission (the “SEC”) on March 30, 2026 (the “Schedule TO”), with respect to the offer by the Offeror to acquire any and all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Urgent.ly Inc., a Delaware corporation (the “Company” or “Urgently”), at a purchase price of $5.50 per Share, net to the holders thereof, in cash, without interest thereon and subject to any applicable tax withholding (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 30, 2026 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal,” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time in accordance with the Agreement and Plan of Merger described below, collectively constitute the “Offer”), copies of which are annexed to and filed with the Schedule TO, as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth in this Amendment No. 2, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment No. 2. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO. You should read this Amendment No. 2 together with the Schedule TO, the Offer to Purchase, and the related Letter of Transmittal, as amended.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(G)*	Text Message to Shareholders, dated April 21, 2026, from D.F. King & Co., acting as Information Agent for the Offer.

*	Filed herewith.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 21, 2026

MEDFORD HAWK, INC.

By:	/s/ Peter Necheles
Name:	Peter Necheles
Title:	Secretary

AGERO, INC.

By:	/s/ Peter Necheles
Name:	Peter Necheles
Title:	Chief Legal Officer and Secretary